BB 3/2

10027525

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2009** (MM/DD/YY) AND ENDING **DECEMBER 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

E EMBARCADERO CENTER, SUITE 1420
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEITH MARSHALL **(415) 230-5126**
(Area Code - Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 26 2010

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

Washington, DC
110

100 E. SYBELIA AVENUE, SUITE 130	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, KEITH MARSHALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY B. LEITH
COMM. #1873303
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. JAN 13, 2014

Signature

Managing Director

Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

December 31, 2009

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Members
Montgomery Marshall Healthcare Partners, LLC
San Francisco, California

We have audited the accompanying statements of financial condition of Montgomery Marshall Healthcare Partners, LLC as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montgomery Marshall Healthcare Partners, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 9 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

February 24, 2010

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Assets:		
Cash and cash equivalents	$	65,270
Restricted cash		216,174
Accounts receivable		2,715
Prepaid expenses		14,062
Property and equipment, net of accumulated depreciation of $31,394		86,361
	$	384,582

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	5,177
		5,177
Member's equity:		379,405
	$	384,582

The accompanying notes are an integral part of these financial statements.

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenues:	
Advisory services	$ 680,000
Other income	306,224
Total revenues	986,224
Expenses:	
Compensation	103,491
Occupancy	377,962
Professional fees	21,323
Telephone and communications	31,490
Other operating expenses	566,000
Total expenses	1,100,266
Net income (loss)	$ (114,042)

The accompanying notes are an integral part of these financial statements.

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2009

BALANCE - JANUARY 1, 2009	$ 408,451
Net income (loss)	(114,042)
Member's contribution	84,996
BALANCE - DECEMBER 31, 2009	$ 379,405

The accompanying notes are an integral part of these financial statements

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income (loss)	$ (114,042)
Depreciation	23,125
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) decrease in:	
Accounts receivable	(2,715)
Prepaid expenses	(14,062)
Increase (decrease) in:	
Accounts payable	1,151
Net cash used in operating activities	(106,543)
Cash flows from financing activities:	
Member contributions	84,996
Net cash used in financing activities	84,996
Net decrease in cash and cash equivalents	(21,547)
Cash and cash equivalents at beginning of period	302,991
Cash and cash equivalents at end of period	281,144
Less restricted cash	216,174
Cash and cash equivalents at end of period - Unrestricted	$ 65,270

The accompanying notes are an integral part of these financial statements.

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Montgomery Marshall Healthcare Partners, LLC ("the Company") is an introducing broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 2008.

The company's commission income is substantially derived from consulting contracts.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2009, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be an Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of an Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Property and Equipment

Property and equipment is stated at cost and is depreciated over its estimated useful life using straight-line methods. Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized.

Depreciation expense for the year ended December 31, 2009 was $23,125.

Note 2 – Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2009 were approximately $65,431.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2009, the Company had excess net capital of $54,093 and a net capital ratio of .0861 to 1.

Note 4 – Member Equity

In accordance with Operating Agreement, the members made initial capital contributions to the Company in cash. Additional capital contributions shall be required only with written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Preferred units: On December 23, 2009, the board of directors authorized the sale of 7,805 Preferred Units to a member at a price per share of $10.89 for a total capital contribution of $84,996. The holders of the Preferred Units shall have the right to a 1x liquidation preference over Common Units in the event of liquidation or change in control of the Company. Preferred Units can be converted at any time to Common Units on a 1:2 basis (2 shares of common for each share of preferred).

Note 5 - Contingencies and Commitments

The Company leases approximately 5,826 square feet of office space under the terms of a seven year noncancellable operating lease ("Lease") entered into on August 12, 2008. The Lease provides that the Company will pay its pro-rata share of the facility's direct operating expenses in addition to the base rent. Under the terms of the Lease, the Company was required to provide the landlord a $215,562 letter of credit, as protection for the full and faithful performance by the Company of its obligations under the terms of the Lease. The Lease provides that the letter of credit amount shall be reduced by $35,684 on the first day of the third, fourth, fifth and sixth lease year. The Company has one option to extend the Lease for a period of five years, at fair rental value for the premises as the commencement date of the option term.

The Company also leases office equipment and office furniture under operating lease agreements that expire through 2012.

Note 5 - Contingencies and Commitments (cont.)

The Company's future minimum lease payments due under the terms of its operating leases are as follows:

Year ended December 31,	
2010	$ 471,427
2011	477,253
2012	478,283
2013	435,494
2014	441,320
Thereafter	334,267
	$ 2,638,044

The Company paid approximately $377,962 in rental expenses for the year ended December 31, 2009.

Note 6 – Cash Restricted

At December 31, 2009, the Company had a $215,562 outstanding letter of credit with a bank. The letter of credit is required and being maintained under the terms of a seven year lease of office space at its corporate headquarters. The balance sheet at December 31, 2009 reflects a separate line for restricted cash of $216,174, restricted in connection with the outstanding letter of credit issued by the bank.

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 379,405
Deductions:	
Non-allowable assets	
Restricted cash	216,174
Prepaid expenses	14,062
Accounts receivable	2,715
Property and equipment, net	86,361
Total non-allowable assets	319,312
Net capital before haircuts and securities positions	60,093
Haircuts:	-
Net capital	60,093
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($3,118)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Net capital in excess of required minimum	$ 55,093
Excess net capital	$ 54,093

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF DECEMBER 31, 2009

Total aggregate indebtedness:	
Accounts payable and accrued expenses	5,177
Aggregate indebtedness	5,177
Ratio of aggregate indebtedness to net capital	.0861 to 1

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2009

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15C3-3**

To the Members
Montgomery Marshall Healthcare Partners
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Montgomery Marshall Healthcare Partners (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more the inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 24, 2010

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
Montgomery Marshall Healthcare
Partners, LLC
3 Embarcadero, Suite 1420
San Francisco, CA 94111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by First Asset Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Montgomery Marshall Healthcare Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Montgomery Marshall Healthcare Partner's management is responsible for the First Asset Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form CIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 24, 2010

MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC

TRANSITIONAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7T
December 31, 2009

General assesment per Form SIPC-7T, including interest	500
Less payment made with Form SIPC-6	150
Amount paid with Form SIPC-7T	$ 250